# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Brazil Potash Corp., CIK 0001472326
CUSIP: 10586A1084
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 198 Davenport Road, TORONTO, ONTARIO, Ontario Canada (A6), M2R 1J2
Date of event which requires filing of this statement: 12/31/2024
Filed by CIK 0001445130
Persons authorized to receive notices and communications: Mike de Leeuw, Director, Governors Square, Building 4, 2nd Floor, 23 Lime Tree Bay Avenue, Grand Cayman, Cayman Islands (E9), KY1 1209, 345-946-0921

## Reporting persons
- Sentient Global Resources Fund III, LP (CIK 0001445130): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,905,364; sole dispositive power 0; shared dispositive power 3,905,364; aggregate amount beneficially owned 3,863,872 (10.18% of the class)
  Comment: AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 3,863,872 shares common stock and 25,000 options to purchase common stock, exercisable until July 22, 2025 at exercise price of $4.00 per share 16,492 options to purchase common stock, exercisable until July 22, 2025 at exercise price of $10.00 per share.
- Sentient Executive GP III, Limited (CIK 0001445132): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,905,364; sole dispositive power 0; shared dispositive power 3,905,364; aggregate amount beneficially owned 3,863,872 (10.18% of the class)
  Comment: AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 3,863,872 shares common stock and 25,000 options to purchase common stock, exercisable until July 22, 2025 at exercise price of $4.00 per share 16,492 options to purchase common stock, exercisable until July 22, 2025 at exercise price of $10.00 per share.
- Sentient GP III, L.P. (CIK 0001445131): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Sentient GP IV, L.P. (CIK 0001580229): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Sentient Global Resources Fund IV, L.P. (CIK 0001520861): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,552,362; sole dispositive power 0; shared dispositive power 3,552,362; aggregate amount beneficially owned 3,513,854 (9.19% of the class)
  Comment: AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 3,513,854 shares of common stock, 8,508 options to purchase common stock, exercisable until July 22, 2025 at exercise price of $10.00 per share.
- Sentient Executive GP IV, Limited (CIK 0001532092): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,552,362; sole dispositive power 0; shared dispositive power 3,552,362; aggregate amount beneficially owned 3,513,854 (9.19% of the class)
  Comment: AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 3,513,854 shares of common stock, 8,508 options to purchase common stock, exercisable until July 22, 2025 at exercise price of $10.00 per share.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Brazil Potash Corp.
Address of issuer's principal executive offices: 198 Davenport Road, TORONTO, ONTARIO, Ontario Canada (A6), M2R 1J2

## Item 2. Identity and Background
Name of person filing:
This Schedule is being filed jointly by: (i) Sentient Global Resources Fund III, L.P. ("Fund III"), (ii) SGRF III Parallel I, L.P. ("Parallel I"), (iii) Sentient Executive GP III, Limited ("Sentient Executive III"), (iv) Sentient GP III, L.P. ("GP III); (v) Sentient Global Resources Fund IV, L.P. ("Fund IV"); (vi) Sentient GP IV, L.P. ("GP IV"); and (vii) Sentient Executive GP IV, Limited ("Sentient Executive IV") (the foregoing are collectively referred to herein as the "Reporting Persons" or "Sentient"). Sentient Executive IV is the general partner of the general partner of Fund IV and makes the investment decisions for those entities.

Fund III is a Cayman Islands limited partnership. The sole general partner of Fund IIi is Sentient GP III, L.P. which is a Cayman Islands limited partnership ("GP III"). Parallel I combined with Fund III effective December 14, 2020 and as a result is no longer a separate Reporting Person. The sole general partner of GP III is Sentient Executive III which is a Cayman Islands exempted company. Fund IV is a Cayman Islands limited partnership. The sole general partner is Sentient GP IV, L.P. which is a Cayman Islands limited partnership ("GP IV"). The sole general partner of GP IV is Sentient Executive IV which is a Cayman Islands exempted company. The principal business of Fund III, and Fund IV is making investments in public and private companies engaged in mining and other natural resources activities. The principal business of GP III is performing the functions of and serving as the sole general partner of Fund IIII and other similar funds and the principal business of Sentient Executive III is performing the functions of and serving as the sole general partner of GP III. Investment decisions related to investments of Fund III and Parallel I are made by Sentient Executive with the approval of Fund III and Parallel I, as appropriate. The principal business of GP IV is performing the functions of and serving as the sole general partner of Fund IV, and other similar funds and the principal business of Sentient Executive IV is performing the functions of and serving as the sole general partner of GP IV. Investment decisions related to investments of Fund IV are made by Sentient Executive IV with the approval of Fund IV.

?Fund III and Fund IV act and operate through their respective general partners, Sentient GP III and Sentient GP IV and the respective general partners of Sentient GP III and Sentient GP IV, namely Sentient Executive III and Sentient Executive IV. Shares of the Issuer were acquired by and registered in the names of Sentient Executive III and Sentient Executive IV in their capacities as authorized agents for Fund III and Fund IV, respectively. Fund III and Fund IV retain the pecuniary interest in the Issuer's shares by virtue of the terms of the operative partnership agreements.
Residence or business address: The principal offices of each of the Reporting Persons is: Governors Square, Building 4, 2nd Floor, 23 Lime Tree Bay Avenue, P.O. Box 32315, Grand Cayman KY1-1209, Cayman Islands
Present principal occupation or employment: The principal business of Fund III and Parallel I is making investments in public and private companies engaged in mining and other natural resources activities. The principal business of GP III is performing the functions of and serving as the sole general partner of Fund III, Parallel I and other similar funds and the principal business of Sentient Executive is performing the functions of and serving as the sole general partner of GP III. Investment decisions related to investments of Fund III and Parallel I are made by Sentient Executive with the approval of Fund III and Parallel I, as appropriate.
Criminal convictions in the last five years: (d) During the past 5 years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Schedule A Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: (e) During the past 5 years, none of the Reporting Persons, and to the best knowledge of the Reporting persons, none of the Schedule A Persons a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: (f) The citizenship of the Schedule A Persons who are natural persons is set forth on Schedule A and incorporated herein by this reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The funds used to make the investments in Brazil Potash Corp. described below were funds held by Fund III and Fund IV which were held for investment.

## Item 4. Purpose of Transaction
Purpose of transaction: The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Item 11 and 13 of the Cover Page for Each Reporting Person
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 8 of the Cover Page for Each Reporting Person
Transactions in the class effected during the past sixty days: The Reporting Persons purchased securities from time to time directly from the Issuer over a period beginning in 2012. In 2024 the Issuer completed a registered public offering and became a reporting company.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Filing Agreement dated February 10, 2025 by and among Sentient Global Resources Fund III, L.P., Sentient GP III, L.P, its General Partner, Sentient Executive GP III, Limited; General Partner; Sentient Global Resources Fund IV, L.P., Sentient GP IV, L.P., its General Partner and Sentient Executive GP IV, Limited, General Partner filed herewith.

Lockup Agreement dated October 23, 2024 signed by Sentient Executive GP III, Limited and filed herewith.

Lockup Agreement dated October 23, 2024 signed by Sentient Executive GP III, Limited and filed herewith.

Filing Agreement dated February 10, 2025 by and among Sentient Global Resources Fund III, LP, Sentient Executive GP III, Limited, General Partner, Sentient Global Resources Fund IV, LP, Sentient Executive GP IV, Limited, General Partner and filed herewith.

## Signatures
- Sentient Global Resources Fund III, LP: /s/ Mike de Leeuw, Mike de Leeuw, Director (03/07/2025)
- Sentient Executive GP III, Limited: /s/ Mike de Leeuw, Mike de Leeuw, Director (03/07/2025)
- Sentient GP III, L.P.: /s/ Mike de Leeuw, Mike de Leeuw, Director (03/07/2025)
- Sentient GP IV, L.P.: /s/ Mike de Leeuw, Mike de Leeuw, Director (03/07/2025)
- Sentient Global Resources Fund IV, L.P.: /s/ Mike de Leeuw, Mike de Leeuw, Director (03/07/2025)
- Sentient Executive GP IV, Limited: /s/ Mike de Leeuw, Mike de Leeuw, Director (03/07/2025)